Exhibit 21.1

                                 Subsidiaries

The Company owns 100% of the Equity Securities of The First National Bank of Jeffersonville, a New York chartered commercial bank. The First National Bank of Jeffersonville also directly owns FNBJ Holding Corp., a Real Estate Investment Trust.